Exhibit 8.1

Significant Subisdiaries

Name of Subsidiary	Jurisdiction of Incorporation
Telefónica Multimedia S.A.C.	Peru
Telefónica Servicios Integrados S.A.C.	Peru
Transporte Urgente de Mensajería S.A.C.	Peru
Telefónica Servicios Comerciales S.A.C.	Peru
Telefónica Soluciones Globales Holding S.A.C.	Peru
Telefónica Servicios Digitales S.A.C.	Peru
Servicios Editoriales del Perú S.A.C.	Peru
Servicios Globales de Telecomunicaciones S.A.C.	Peru
Telefónica Servicios Técnicos S.A.C.	Peru